Exhibit 99.1

JinkoSolar Announces Launch of New Research and Development Center and Management Changes

SHANGHAI, June 17, 2011 -- JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company") (NYSE: JKS) a fast-growing, vertically-integrated solar power product manufacturer based in China, today announced the launch of a new research and development center to focus on improving conversion efficiency of solar cells and next generation photovoltaic technology.

With the new research and development center, JinkoSolar is targeting to increase the conversion efficiency rate to more than 18.6% for monocrystalline solar cells and more than 17.5% for multicrystalline solar cells by the end of 2011, compared with the current average efficiency rate of 18.1% and 16.8%, respectively. JinkoSolar will launch the first generation of its “Blue Cell” modules in the third quarter of the year.  The new modules will feature cell efficiency rate of more than 18.6% as a result of a number of research and development initiatives that will be rolled out by the Company’s new research and development center.

Mr. Chaolin Zha, Research and Development Technology Director of JinkoSolar, will lead the research and development center. Mr. Zha holds a PhD in Semiconductor Physics from Fudan University and completed post-doctoral works involving crystalline silicon solar cells and micro/nano-electronics at University of Notre Dame, Indiana, Norwegian University of Science and Technology in Norway and Royal Institute of Technology in Sweden.  Previously he worked for Shanghai Tomi Solar Technologies Corporation and has over four years of working experience in the PV industry and over 10 years of scientific research in crystalline silicon solar cells.

Mr. Kangping Chen, CEO of JinkoSolar, said, “Mr. Zha has been with JinkoSolar for one year.  He has great experience in developing cutting edge photovoltaic technology. We are confident that he will play a significant role in leading our research and development efforts going forward.”

The Company also announced today the resignation of Mr. Guoxiao Yao, Chief Technology Officer, for personal reasons.

Mr. Kangping Chen said, “We appreciate Mr. Yao’s contribution to JinkoSolar. His guidance has helped us establish our research and development team and achieve significant improvements in our technological processes while maintaining our low-cost operations.   With his help, we have built a solid foundation for the next stage in our research and development as we now expect to make significant improvements in the conversion efficiency of our products and in reducing non-silicon costs. We wish Mr. Yao great success in the future.”

About JinkoSolar

JinkoSolar Holding Co., Ltd. (NYSE: JKS) is a fast-growing, vertically-integrated solar power product manufacturer with low-cost operations based in Jiangxi Province and Zhejiang Province in China and sales and marketing offices in Shanghai, China, Munich, Germany, San Francisco, U.S. and Bologna, Italy. JinkoSolar has built a vertically-integrated solar product value chain with an integrated annual capacity of 900 MW each for silicon wafers, solar cells and solar modules as of March 31, 2011. JinkoSolar distributes its photovoltaic products to a diversified customer base in the global PV market, including Italy, Germany, Belgium, Spain, the United States, France and other countries and regions.

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s public filings with the Securities and Exchange Commission, including its annual report on 20-F for the fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission on April 25, 2011, as amended on May 10, 2011. All information provided in this press release is as of June 17th, 2011. Except as required by law, JinkoSolar undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For investor and media inquiries, please contact:

In China:

Yvonne Young
JinkoSolar Holding Co., Ltd.
Tel: +86 21 6106 4018
Email: ir@jinkosolar.com

Christian Arnell
Christensen
Tel: +86 10 5826 4939
Email: carnell@christensenIR.com

In the U.S.:

Jeff Bloker
Christensen
Tel: +1 480 614 3003
Email: jbloker@christensenIR.com